UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39462 141

(CUSIP Number)

Yacov Geva

5 Oppenheimer St.

Rehovot, Israel 7670105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462 141	13D/A	Page 2 of 5 Pages

1.	Names of reporting persons Yacov Geva
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 14,971,817
	8.	Shared voting power None
	9.	Sole dispositive power 14,971,817
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 14,971,817(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 61.2%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Includes (i) 14,034,252 ordinary shares, par value $0.0001 per share (“Ordinary Shares”); (ii) options to purchase 4,766, 4,171, 6,251, 28,572 and 250,000 Ordinary Shares that are exercisable within 60 days after August 25, 2023, at an exercise price of $114.45, $73.50, $22.75 and $0.382 per share, respectively; and (iii) warrants to purchase 71,429, 57,143, and 515,233 Ordinary Shares that are exercisable within 60 days after August 25, 2023, at an exercise price of $7.70, $43.40, and $1.94 per share, respectively.

(2)	Based on 24,462,993 Ordinary Shares issued and outstanding as of August 14, 2023 as reported by the Issuer to the Reporting Person.

CUSIP No. G39462 141	13D/A	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2023 and amended by Amendment No. 1 to the Schedule 13D on April 13, 2023 (“Amendment No. 1”) by Yacov Geva (the “Reporting Person”) with respect to the Reporting Person’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to add the following:

The Issuer issued 12,000,000 Ordinary Shares, to the Reporting Person, as partial compensation for extending the commitments made by the Reporting Person from time to time to finance the Issuer for an aggregate period of six years from 2018 through July 2024 to support the Issuer, if needed, by an amount of up to $10.0 million. Since 2018, the Reporting Person has provided on an annual basis a commitment to finance the Issuer in the event that third party financing would not be available.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On August 14, 2023, the Issuer issued 12,000,000 Ordinary Shares, to the Reporting Person, as partial compensation for extending the commitments made by the Reporting Person from time to time to finance the Issuer for an aggregate period of six years from 2018 through July 2024 to support the Issuer, if needed, by an amount of up to $10.0 million. Since 2018, the Reporting Person has provided on an annual basis a commitment to finance the Issuer in the event that third party financing would not be available. The Issuer believes that such a commitment from the Reporting Person, which is the Issuer’s Chief Executive Officer and major shareholder has been on more favorable terms to the Issuer than a stand by financing commitment would be from any other third party. As previously disclosed by the Issuer, the Issuer has partially compensated Reporting Person for the above-mentioned commitments by grant of shares and warrants in April 2022 and in October 2022.

CUSIP No. G39462 141	13D/A	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Person may be deemed to beneficially own 14,971,817 Ordinary Shares of the Issuer, which constitutes 61.2% of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 14,971,817 Ordinary Shares of the Issuer.

(c) The Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

CUSIP No. G39462 141	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2023

By:	/s/ Yacov Geva
Yacov Geva